UNITED STATES OF AMERICA
            Before the
SECURITIES AND EXCHANGE COMMISSION
____________________________________________

            In the Matter of

NATIONAL FUEL GAS COMPANY                               FOURTH
NATIONAL FUEL GAS DISTRIBUTION CORPORATION              CERTIFICATE
NATIONAL FUEL GAS SUPPLY CORPORATION                    PURSUANT TO
SENECA RESOURCES CORPORATION                            RULE 24
NATIONAL FUEL RESOURCES, INC.

File No. 70-8251
(Public Utility Holding Company Act of 1935)
____________________________________________

          THIS IS TO CERTIFY, pursuant to Rule 24, that certain

transactions proposed by National Fuel Gas Company ("National") and certain of its subsidiaries, National Fuel Gas Distribution

Corporation ("Distribution Corporation"), National Fuel Gas Supply

Corporation ("Supply Corporation"), Seneca Resources Corporation

("Seneca"), and National Fuel Resources, Inc. ("NFR")(the "Covered

Subsidiaries") in Form U-1, Application-Declaration, File No.

70-8251, as amended, have been carried out in accordance with the terms and conditions, and for the purposes as represented by said

Application-Declaration, and the Order of the Securities and Exchange

Commission (HCAR No. 35-25922 dated November 12, 1993) with respect thereto, in that, during the quarter ended September 30, 1995 no guarantees were made by National on behalf of the Covered

Subsidiaries.



November 14, 1995
                                   NATIONAL FUEL GAS COMPANY



                                   By:/s/Gerald T. Werhlin
                                      Gerald T. Wehrlin
                                      Controller